Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus dated July 26, 2012

Registration Statement No. 333-181654

Investor Fact Sheet

Lyris, Inc. (OTC BB: LYRI)

Company Overview

Lyris, Inc. is a leading provider of Software-as-a-Service (SaaS) digital marketing solutions that help organizations engage with their customers across multiple interactive channels. Lyris platforms increase business value through greater customer conversions and measurable return on marketing investment.

The Lyris HQ and Lyris ListManager platforms optimize data-driven marketing campaigns by integrating customer interactions across multiple channels, including web, mobile, and social messaging. Lyris HQ is offered as a cloud-based SaaS solution for enterprises, while Lyris ListManager is offered as an on-premises software solution primarily for the small-to-medium business (SMB) market. These solutions are flexible, scalable, and secure. Lyris makes its solutions available through annual and multi-year subscriptions based on messaging volume, platform fees, and professional services. During the three months ended March 31, 2012, over 5,000 organizations worldwide were actively using Lyris digital marketing solutions.

Lyris developed the first digital marketing solution to natively integrate real-time marketing analytics with email and social media messaging, empowering marketers to engage their customers with relevant digital advertising content across multiple delivery channels (email, mobile, and social messaging). By using these analytics and personalized information, Lyris customers can generate superior consumer experiences that help them to increase their own customer conversions and to grow revenues.

Income Statement Highlights

US$ in millions (except EPS)	3Q 2012	3Q 2011	% chg	9 months YTD 2012	9 months YTD 2011	% chg	FY2011	FY2010	% chg
Revenues	9.3	10.1	-8.3%	29.5	30.5	-3.4%	40.1	44.2	-9.3%
- Lyric HQ (SaaS)	*5.0*	*4.8*	*+5.9%*	*15.1*	*13.9*	*+8.7%*	*18.5*	*17.4*	*+6.7%*
Gross profit	5.9	5.8	+1.1%	18.8	15.5	+20.7%	19.4	23.6	-17.8%
Total op expenses	5.3	6.5	-18.3%	29.3	19.8	+47.9%	26.7	25.7	+4.1%
Net income (loss)	0.6	(0.8)	NM	(10.9)	(4.3)	151.8%	(7.0)	(2.7)	-154.5%
Basic/diluted EPS	0.06	(0.09)	NM	(1.25)	(0.54)	-131.5%	(0.06)	(0.03)	-100.0%
Adjusted EBITDA*	1.4	0.2	+652%	2.1	(0.2)	NM	(1.5)	3.2	NM

* A reconciliation of Net income (loss) to Adjusted EBITDA is located on page 2.

Investment Highlights

- Recurring revenue, including Lyris HQ, hosted legacy solutions, support and maintenance, contributes approximately 85% of Lyris total revenue each quarter, while subscription revenue from all cloud-based software platforms contributes approximately 75% of total revenue each quarter. In the quarter ended March 31, 2012 (F3Q12) revenue from the Lyris HQ (SaaS) solution grew 6% year-over-year and contributed 54% of total revenue compared to 47% a year ago.
- Lyris returned to profitability in the most recent reported quarter ended March 31, 2012, due to a tighter focus on its core business and expense management, recording $0.6M of net income, or $0.06 per diluted share. Lyris reported adjusted EBITDA in the most recent reported quarter ended March 31, 2012 of $1.4M, compared with adjusted EBITDA of $181,000 in the same period a year ago. A reconciliation of net income to adjusted EBITDA is located on page 2.
- The online multichannel (email, mobile, social messaging) marketing space has grown quickly and is expected to continue to do so—market research firm Forrester Research estimates that spending in the United States for interactive marketing across these primary channels will grow from approximately $4.8B in 2011 to nearly $15.7B by 2016, representing a CAGR of 27%.
- For the nine months ended March 31, 2012, Lyris invested approximately $7.7M in product development. This investment largely comprised of the design, development, and testing of the Lyris HQ Enterprise platform. The company expects to launch this solution in September 2012. Also, the company recently added significant new functions, including a mobile application and enhanced platform usability.
- On May 24, 2012, in conjunction with its initial S-1 registration filing with the SEC, Lyris applied to list its common stock on the NASDAQ Capital Market. Lyris common stock will continue to trade on the OTC BB during the NASDAQ review process.

Select Financials and Facts

OTC BB Ticker:	LYRI
Closing Price at 6/30/12:	$2.75
52 Week Range:	$0.97-4.12
Shares Outstanding (3/31/12):	9.4M
Market Cap (6/30/12):	$25.9M
Cash (3/31/12):	$1.4M
Debt (3/31/12):	$6.0M
Enterprise Value (6/30/12):	$30.5M
Float:	3.1M
Price/Book (mrq):	1.64x
EV/Revenue (ttm):	0.78x
Fiscal Year End:	6/30

Select Customers

Lyris's customers operate in many key industries, including technology, retail, publishing, entertainment, and telecommunications and include over 800 leading organizations. Over 4,200 additional organizations utilize Lyris solutions through their relationships with Lyris's marketing service provider and agency customers.

Recent S-1 Registration Statement Filing

- Initially filed May 24, 2012, as amended July 26, 2012, along with Amended 10-Qs for periods ended September 30, 2011, December 31, 2011, and March 31, 2012.
- Lyris, Inc. S-1 and other SEC filings can be found at lyri.irpage.net/sec.php.
- Lyris expects to use the net proceeds from a potential offering for hiring sales and marketing personnel, product development, and general working capital and other general corporate purposes. Lyris may also use a portion of the net proceeds to invest in or acquire complementary businesses, products, services, technologies, or other assets.

Investor Relations Contacts:
Richard McDonald, Director, Investor Relations
(610) 688-3305
rmcdonald@lyris.com

Hayden IR
Brett Maas, Managing Partner
(646) 536-7331
brett@haydenir.com

David Fore, Director of Research
(206) 395-2711
dave@haydenir.com

Lyris Products Overview

Delivering ROI through data-driven digital marketing

Drive revenue at every customer interaction. The Lyris product portfolio includes both in-the-cloud and on-premises applications, combined with expert services and support. Lyris products improve marketing efficiency by providing real-time marketing analytics, advanced segmentation, intelligent targeting, and message flow automation across social, mobile and web interactions. In addition, Lyris solutions are architected to consolidate and analyze large amounts of vital behavioral and transactional information ("big data") that savvy marketers need to engage customers in meaningful ways.

***Lyris HQ.* Integrated digital marketing in the cloud**

Lyris HQ is an advanced Software-as-a-Service (SaaS) digital marketing platform that maximizes the effectiveness of complex digital marketing campaigns. Users can compose messages, create segments, edit lists, manage landing pages, and gain insight from real-time marketing analytics. Lyris HQ also integrates external social, mobile and Web behaviors to clients to customers across digital channels. Lyris HQ is built on a highly-scalable and flexible cloud architecture that delivers a high degree of performance, reliability, and uptime. Additionally, the Lyris technology stack is architected to harness the value of real-time marketing analytics for revenue success.

- ***Lyris HQ Power Edition*** *is for professional online marketers who manage complex digital campaigns. A user-friendly tabbed interface designed to work the way marketers do provides access to advanced digital marketing capabilities, including: natural language segmentation, integrated web analysis, list management, social posting, and behavioral targeting.*
- ***Lyris HQ Mobile*** *extends the capabilities of Lyris HQ Power Edition to the iPhone, iPad and iPod touch. It facilitates active email campaign monitoring and management through an elegant user interface, and provides real-time delivery statistics, and real-time control over marketing activities, including the ability to start, stop, and reschedule digital campaigns.*
- ***Lyris HQ Agency Edition*** *is a solution for agencies that deliver marketing services for their clients. It enables quick set-up of client-specific subaccounts to service diverse customers from a single implementation.*
- ***Lyris HQ Enterprise (Beta)*** *is Lyris's next generation SaaS platform, with a planned commercial release during September 2012. It is the market's first solution to natively integrate deep marketing analytics with real-time segmentation and automated event processing.*

***Lyris ListManager.* On-premises power for delivering customized email campaigns**

Lyris ListManager (Lyris LM) is a trusted on-premises solution for companies who require the ability to deploy high-volume email programs behind the firewall. Advanced features and reporting capabilities let marketers create and edit personalized messages, track visitor behavior across websites and campaigns, and measure the impact of each email sent. Support for transactional messaging enables one-to-one marketing automation, while flexible integration with external systems augments the value of customer and transaction information already acquired.

Senior Management

Wolfgang Maasberg, Chief Executive Officer. Mr. Maasberg was appointed CEO of Lyris, Inc. in August 2010. He also serves on the Lyris Board of Directors. Prior to joining Lyris, he served as VP, Sales, Americas, of the Omniture business unit at Adobe Systems since its January 2010 acquisition of Omniture. From 2005 to 2010, Mr. Maasberg served in various senior sales management positions at Omniture, including SVP, Sales, Americas. Prior to Omniture he held sales and sales leadership responsibilities at Coremetrics, Inc., where he finished as Regional VP, Sales, North America. Mr. Maasberg began his career at Dell Computer in 1997.

Deborah Eudaley, Chief Financial Officer. Ms. Eudaley was appointed CFO of Lyris, Inc. in November 2011. Prior to joining Lyris, Ms. Eudaley served as CFO for Cloudmark Inc. From 2004 to 2010, she was CFO and SVP, Finance & Operations for GoldenGate Software Inc., which was acquired by Oracle Corporation in 2009. Ms. Eudaley also served as VP, Financial Planning & Analysis for Riverdeep, Inc. She also served as CFO for Indivos Inc., Alibris Inc., and Placeware Inc.

Philip Sakakihara, Chief Technology Officer. Mr. Sakakihara joined Lyris, Inc. as CTO in January, 2011. Prior to joining Lyris, he was co-founder, CEO and CTO of OnVideon, from 2008 to 2010. He was also founder and President of Global Mountain Software, Inc., from 2006 to 2008. Mr. Sakakihara's prior experience includes VP of Engineering & Worldwide Operations at CaseCentral, SVP and CTO of Enterprise Products at Fidelity National Financial, Inc.

Reconciliation of Net Income to Adjusted EBITDA

US$ in millions	3Q 2012	3Q 2011	9 months YTD 2012	9 months YTD 2011	FY2011	FY2010
Net income (loss)	0.585	(0.761)	(10.901)	(4.329)	(6.975)	(2.741)
Interest (income)/expense, net	*0.106*	*0.021*	*0.285*	*0.045*	*0.078*	*0.268*
Income tax (benefit)/provision	(0.125)	(0.053)	0.061	(0.054)	(0.161)	0.474
Depreciation and amortization	0.599	0.750	2.799	2.669	3.828	4.836
Total EBITDA	1.165	(0.043)	(7.756)	(1.669)	(3.230)	2.837
Stock-based compensation expense	0.194	0.172	0.470	0.643	0.853	0.445
Reorganization and severance expense	-	-	-	1.062	1.062	-
Impairment of goodwill	-	-	9.000	-	-	-
Impairment of capitalized software	-	-	0.385	-	0.408	-
Reversal of balance sheet reserve	-	-	-	(0.325)	(0.325)	-
Other (income) expense, net	0.002	0.052	0.018	0.066	(0.228)	(.036)
Total Adjusted EBITDA	1.361	0.181	2.117	(0.223)	(1.460)	3.246

Adjusted EBITDA is calculated as earnings before net interest expense, taxes, depreciation and amortization expense, stock-based compensation expense and certain other financial measures. We believe that Adjusted EBITDA provides useful, supplemental information regarding our operating performance and is often used by investors and analysts in their evaluation of companies such as ours. We use Adjusted EBITDA in conjunction with traditional GAAP operating performance measures as part of our overall assessment of our performance, for planning purposes, including the preparation of our annual operating budget, to determine incentive compensation for our executive officers, to evaluate the effectiveness of our business strategies, to verify compliance with the covenants of our credit facility, and to communicate with our board of directors concerning our financial performance.

The foregoing compilation relates to Lyris, Inc. (OTC BB: LYRI) and contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the forward looking statements. When used in this document, the words "anticipate," "believe," "estimate," "expect" and similar expressions are intended to identify such forward-looking statements. Lyris' actual results, performance or achievements could differ materially from the results expressed in, or implied by these forward-looking statements. For more detailed information the reader is referred to Lyris's Form 10-K and other related documents filed with the Securities and Exchange Commission. Lyris has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Lyris has filed with the SEC for more complete information about Lyris and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Lyris, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-768-2929 .